Mail Stop 4561

March 19, 2009

Randall A. Baker, President
Western Lucrative Enterprises, Inc.
9400 Samel Drive
Morongo Valley, CA 92256

> **Re:** **Western Lucrative Enterprises, Inc**.
> **Registration Statement on Form S-1**
> **Amendment No. 3 filed on March 3, 2009**
> **File No. 333-152950**

Dear Mr. Baker:

We have reviewed the above-captioned filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, all references to prior comments refer to our letter dated February 9, 2009.

Item 7. Selling Security Holders, page 15

1. We note your response to our prior comment 1. However, it appears that the chart that you have added to your prospectus does not contain disclosure for several issuers that are affiliated with your principal selling shareholder. For example, NewGen Technologies, Inc. has no "x" marked; yet it appears that it had no or minimal revenues, was delinquent in its reporting obligations, suspended its reporting obligations in November 2007, and was previously a shell company. As another example, Russian Athena, Inc. also has no "x" marked; yet it apparently had no or minimal revenues, was delinquent in its reporting obligations, had its registration revoked in October 2008, and was previously a shell company. Even with regard to issuers for whom you have disclosed information, that disclosure does not always appear to be complete. For example, Apex Capital Group, Inc. appears to have been a shell company, but that is not disclosed in your chart. Please correct these and all other inaccuracies in the chart, and ensure that your disclosure is complete.

2. Please confirm the affiliation of Randall A. Baker with Corio, Inc. The filings of Corio reflect that a "Randall P. Baker" was an affiliate of that company. Please advise, or amend your disclosure accordingly.

<u>Executive Compensation, page 24</u>

3.   We note your response to prior comment 3, as well as your responses to comment 7 of our letters dated December 8, 2008 and September 8, 2008, and we again reissue that comment. Particularly, please provide a summary compensation table that does not vary from the format set forth in <u>Item 402(c) or Item 402(n) of Regulation S-K, as applicable</u>.

        Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551- 3503. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

                                        Sincerely,

                                        David L. Orlic
                                        Special Counsel

cc: <u>Via Facsimile (702) 382-1759</u>
        Harold Gewerter, Esq.